Schedule A
To the
Sub-Distribution Agreement

Name of Funds

Rochdale Large Growth Portfolio
Rochdale Large Value Portfolio
Rochdale Mid/Small Growth Portfolio
Rochdale Mid/Small Value Portfolio
Rochdale Dividend & Income Portfolio
Rochdale Intermediate Fixed Income Portfolio
Rochdale Fixed Income Opportunities Portfolio
Rochdale Emerging Markets Portfolio

As Amended March 22, 2011